UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2016

Commission File Number: 001 - 36130

voxeljet AG

(Exact Name of Registrant as Specified in Its Charter)

Paul-Lenz-Straße 1b

86316 Friedberg

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Other Events

voxeljet AG (the “Company” or “voxeljet”) has concluded the following three loan agreements with Kreissparkasse Augsburg, a bank that specializes in providing financing to small and medium-sized businesses, in the aggregate amount of EUR 4,000,000 to finance the building of new office and production facilities in Friedberg in Balthasar-Schaller-Str.: (i) a loan agreement in the amount of EUR 2,000,000 with a fixed interest rate of 2.47% per annum until the end of the term of the loan on December 30, 2025, (ii) a loan agreement in the amount of EUR 1,000,000 with a fixed interest rate of 2.72% per annum until the end of the term of the loan on December 30, 2030 and (iii) a loan agreement in the amount of EUR 1,000,000 with a variable interest rate of 1.75% per annum, which can be terminated by either party with a notice period of 3 months.

Among other terms, the loan agreements contain certain covenants, including that voxeljet deposit EUR 2,000,000 with Kreissparkasse Augsburg until it has reached certain target numbers with respect to its ability to service the debt. In case voxeljet has not reached certain target numbers with respect to its ability to service the debt by the end of its business year 2019, voxeljet is obliged to grant a pledge over the deposited amount of EUR 2,000,000 in favor of Kreissparkasse Augsburg. The loan agreements further include a change of control provision that is triggered in the event voxeljet shareholders Dr. Ingo Ederer and Franz Industriebeteiligungen AG hold less than 512,300 (2,561,500 ADS’s) or 229,700 (1,148,500 ADS’s) voxeljet ordinary shares, respectively. The change of control provision is only applicable as long as voxeljet does not meet the debt service target numbers. The real estate in Balthasar-Schaller-Str. will serve as collateral under the loan agreements.

voxeljet had previously purchased the parcels of land in Balthasar-Schaller-Str. in December 2013. Management expects that construction will commence shortly, i.e. at the latest in May 2016.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

voxeljet AG

By:	/s/ Rudolf Franz

	Name:	Rudolf Franz
	Title:	Chief Financial Officer

Date: February 11, 2016

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